FRANCIS V. DANE
Direct: (650) 802-7737
fdane@cic.com

August 8, 2006
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Room 4561
Washington DC 20549

Re: Communication Intelligence Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2005
Filed March 31, 2006

Dear Ms. Collins:

This letter responds to your letter dated July 28, 2006. The Company has carefully considered the Staff’s comments and offers the following responses. Upon resolution of all of the Staff’s comments, the Company will amend the filing as appropriate.

10-KSB/A for the Fiscal Year Ended December 31, 2005

Consolidated Statement of Operations, page F-3

Question

1.
We note your response to our prior comment no.1 and it is not evident from your explanation why product and service revenues are not presented separately in your Consolidated Statement of Operations. Tell us how you considered the requirements of Rule 5-03 (b) 1 and 2 of regulation S-X to separately disclose product (e.g. software, etc.) and service (e.g. post-contract customer support, consulting etc.) revenues and their respective costs separately. In this regard, we note that you sell software products and related services to your customers.

Consolidated Statement of Operations, page F-3 (continued)

Response

The following comments are offered in addition to our letter response of June 30, 2006.

In following the guidance of Rule 5-03 of Regulation S-X, we include the service maintenance revenue with the product sales revenues because ,historically, the sales maintenance revenues have been less than 10% of the revenue class. This ratio changed in 2005 due to lower than expected product sales revenues and we anticipate this to be a temporary condition.

For consistency in reporting we have continued to include the service revenues with product class revenues under the assumption that, on an ongoing basis, the ratio of product sales revenue to maintenance revenue would return to the historic ratio. If we conclude that a return to the historic ratio is unlikely, we will commence separately disclosing service maintenance revenues on the face of the income statement.

Cost of sales follows the same convention as the description for revenues and sales.

Note 6. Convertible Notes, page F-19

Comment

2.
We note your response to our prior comment no. 3 where you indicated that the Company has accounted for the Registration Rights Agreement and the financial instruments under View C of EITF 05-04. We further note the Company has concluded that it is highly unlikely and not probable that the Company will incur liquidated damages pursuant to SFAS 5. In future filings please disclose the Company’s accounting policy for warrants and embedded derivatives pursuant to SFAS 133 and EITF 00-19 and application of View C of EITF 05-04 and SFAS 5 for the Registration Rights Agreement and related liquidated damages, respectively.

Response

The Company will disclose its accounting policy with regard to warrants and embedded derivatives in future filings in accordance with Staff’s comments.

Sincerely,

/s/ Francis V. Dane

Francis V. Dane
Chief Financial & Chief Legal Officer